UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

FirstCity Financial Corporation
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities)
33761X107
(CUSIP Number) James R. Hawkins P.O. Box 21446 Waco, Texas 76702 (254) 399-8405
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33761X107	Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James R. Hawkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 744,528
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 744,528
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

This Schedule 13D is the initial Schedule 13D filed by Mr. James R. Hawkins individually. Mr. Hawkins previously filed a Schedule 13D with the Securities and Exchange Commission (the “Commission”) on July 13, 1995, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 4, 1998 (collectively, the “Group Filing”), as a member of a group within the meaning of Section 13(d)(3) of the Securities Act of 1933. The group consisted of Mr. Hawkins, Mr. James T. Sartain, ATARA I, Ltd., Mr. Rick Hagelstein, and ATARA Corporation (collectively, the “Group”). The Group ceased to exist on June 10, 2005 upon the termination of that certain Shareholder Voting Agreement (the “Voting Agreement”), dated as of June 29, 1995, by and among the Reporting Person, Mr. James T. Sartain, ATARA I, Ltd. and Cargill Financial Services, Inc., which is filed as Exhibit 4 to the Schedule 13D filed with the Commission on July 13, 1995. Although the Reporting Person is no longer a member of the Group, this Schedule 13D should be read in connection with the Group Filing.

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of FirstCity Financial Corporation, a Delaware corporation (“FirstCity” or the “Issuer”). The principal executive offices of FirstCity are located at 6400 Imperial Drive, Waco, Texas 76712.

Item 2.  Identity and Background.

(a) The name of the person filing this Schedule 13D is James R. Hawkins (the “Reporting Person”).

(b) The Reporting Person’s address is P.O. Box 21446, Waco, Texas 76702.

(c) The Reporting Person is retired.

(d) and (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired substantially all of the shares reported herein pursuant to the merger of J-Hawk Corporation with and into FirstCity Bancorporation of Texas, Inc. on July 3, 1995. As a result of the merger, shares of common stock of J-Hawk Corporation, including shares held by the Reporting Person, were exchanged for shares of common stock of the surviving entity, FirstCity Bancorporation of Texas, Inc., whose name was changed to FirstCity Financial Corporation.

Item 4.  Purpose of Transaction.

The Reporting Person currently holds the shares reported herein for investment purposes, but intends to review his investment in FirstCity from time to time on the basis of various factors, including FirstCity’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Subject to the foregoing, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) though (j), inclusive, of Item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.

(a) As of September 13, 2006, the Reporting Person was the beneficial owner of 744,528 shares of Common Stock (which represents approximately 6.6% of the Issuer’s outstanding Common Stock as of August 9, 2006, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006). 166,415 of such shares are owned indirectly by the Reporting Person through J-Hawk I, Ltd., a Texas limited partnership, the sole general partner of which is Combined Funding, Inc. The Reporting Person may be deemed to beneficially own such shares as a result of his ownership of 50% of the common stock of Combined Funding, Inc.

(b)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James R. Hawkins	578,113	0	578,113	0
J-Hawk I, Ltd.	166,415	0	166,415	0

(c) The Reporting Person sold 100,000 shares of the Issuer’s Common Stock on August 22, 2006 for $10.50 per share in an open market transaction.

In addition, during the past sixty days, the Reporting Person effected the following sales of shares of Common Stock owned by J-Hawk I, Ltd. in open market transactions:

Date	Price	Number of Shares
7/24/06	$10.55	2,000
8/23/06	$10.50	1,170
9/01/06	$10.50	3,830
9/01/06	$10.60	5,000

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 14, 2006

By:	/s/ James R. Hawkins
James R. Hawkins